Exhibit 99.48

Short Form Base Shelf Prospectus

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus has been filed under legislation in each of the provinces and territories of Canada that permit certain information about these securities to be determined after this prospectus has become final and that permit the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements has been obtained.

This short form base shelf prospectus is filed under Part 9B of National Instrument 44-102 – Shelf Distributions (“NI 44-102”). BSR Real Estate Investment Trust has satisfied the requirements for issuers filing a WKSI base shelf prospectus (as defined in NI 44-102) and for a receipt for this prospectus to be deemed to be issued in all jurisdictions in Canada in which this prospectus has been filed. No regulator or securities regulatory authority has reviewed this prospectus.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer and Corporate Secretary of BSR Real Estate Investment Trust at its head office located at 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7, by telephone at 501.374.5050, and are also available electronically at www.sedarplus.ca.

BASE SHELF SHORT FORM PROSPECTUS

New Issue and/or Secondary Offering	March 11, 2026

BSR REAL ESTATE INVESTMENT TRUST

Units
Debt Securities
Warrants
Subscription Receipts

BSR Real Estate Investment Trust (the “REIT”) is an internally managed, unincorporated, open-ended real estate investment trust established under, and governed by, the laws of the Province of Ontario pursuant to a third amended and restated declaration of trust dated May 11, 2022, as the same may be further amended or amended and restated from time to time (the “Declaration of Trust”).

The REIT may, from time to time during the 37-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments, remains valid, offer for sale and issue: (i) trust units of the REIT (the “Units”); (ii) debt securities (including convertible debt securities), which may consist of debentures, notes or other types of debt and may be issuable in series (the “Debt Securities”); (iii) warrants exercisable to acquire Units and/or other securities of the REIT (the “Warrants”); and (iv) subscription receipts to purchase Units and/or other securities of the REIT (the “Subscription Receipts” and, together with the Units, the Debt Securities and the Warrants, collectively referred to as the “Securities”). The Securities may be offered for sale separately or in combination with one or more other Securities and may be sold from time to time in one or more transactions at a fixed price or prices (which may be changed) or at market prices prevailing at the time of sale, at prices determined by reference to such prevailing market prices or at negotiated prices. One or more holders of Units (“Unitholders”) of the REIT may also offer and sell Units under this Prospectus. See “Selling Unitholders”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS ANY CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The specific terms of any Securities offered will be described in one or more prospectus supplements to the Prospectus (collectively or individually, as the case may be, a “Prospectus Supplement”), including, where applicable: (i) in the case of Units, the number of Units being offered, the offering price, the currency and any other specific terms; (ii) in the case of Debt Securities, the specific designation, the aggregate principal amount being offered, the authorized denominations, the currency, the issue and delivery date, the maturity date, the issue price (or the manner of determination thereof if offered on a non-fixed price basis), the interest rate (either fixed or floating, and, if floating, the manner of calculation thereof), the interest payment date(s), the redemption, exchange or conversion provisions (if any), the repayment terms, the form (either global or definitive) and any other specific terms; (iii) in the case of Warrants, the number of Warrants being offered, the offering price, the currency, the exercise price, the procedures for the exercise of the Warrants for Units or any other securities, the form and any other specific terms; and (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the currency, the procedures for the exchange of the Subscription Receipts for Units or any other securities and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.

All shelf information permitted under applicable Canadian securities laws to be omitted from this Prospectus, including the information disclosed in the specific terms of any offering of Securities, as discussed above, will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

As of the date of this Prospectus, the REIT has determined that it qualifies as a “well-known seasoned issuer” (as defined in NI 44-102), and has satisfied the requirements for filing a “WKSI base shelf prospectus” (as defined in NI 44-102) in respect of its Securities qualified for distribution by this Prospectus. See “Exemptions for Well-Known Seasoned Issuers”. All shelf information permitted under applicable Canadian securities laws, including Part 9B of NI 44-102, to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except where an exemption from such delivery requirements is available.

The REIT and/or any selling Unitholders may sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell the Securities directly to one or more purchasers pursuant to applicable statutory exemptions or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the REIT and/or any selling Unitholders in connection with such offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the REIT and/or any selling Unitholders will receive and any other material terms of the plan of distribution. The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to such prevailing market prices or at negotiated prices, which prices may vary as between purchasers and during the period of distribution of the Securities. No underwriter, dealer or agent has been involved in the preparation of this Prospectus or has performed any review of the contents of this Prospectus.

This Prospectus may qualify an “at-the-market distribution” (as defined under applicable Canadian securities laws). Only the REIT, and not a selling Unitholder, may sell Securities in an “at-the-market distribution”.

In connection with any offering of Securities other than an “at-the-market distribution” (as defined under applicable Canadian securities laws), the underwriters, dealers or agents, as the case may be, may over allot or effect transactions which stabilize or maintain the market price of the Securities at a level above that which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”. No underwriter, dealer or agent involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter, dealer or agent, and no person or company acting jointly or in concert with such underwriter, dealer or agent will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed under this Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter or dealer creating an over-allocation position in the Securities.

The Units are listed on the Toronto Stock Exchange (the “TSX”) in U.S. dollars under the symbol “HOM.U”, and in Canadian dollars under the symbol “HOM.UN”. The REIT’s head and registered office is located at 333 Bay Street, Toronto, Ontario, M5H 2S7. BSR Trust, LLC (“BSR”) is the operating subsidiary of the REIT. The head and registered office of BSR is located at 1209 Orange Street, Wilmington, Delaware, U.S.A, 19801. The principal place of business of BSR is located at 1400 West Markham Street, Suite 202, Little Rock, Arkansas, U.S.A, 72201.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences. Prospective investors should read the tax disclosure in any applicable Prospectus Supplement; however, this Prospectus or any applicable Prospectus Supplement may not fully describe these tax consequences, and investors should consult their tax adviser prior to making any investment in the Securities with respect to their own particular circumstances.

Each series or issue of Debt Securities, Warrants or Subscription Receipts will be a new issue of securities with no established trading market. Unless specified in a Prospectus Supplement, Securities may not be listed on any securities or stock exchange. Accordingly, unless so specified, there may be no market through which the Securities may be sold and purchasers may not be able to resell the Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

Information with respect to a purchaser’s right to withdraw from or rescind an agreement to purchase Securities is provided below. See “Purchasers’ Contractual Rights” and “Purchasers’ Statutory Rights of Withdrawal or Rescission”.

Table of Contents

Page

Table of Contents	iv
General Matters	1
Reliance	1
Cautionary Note Regarding Forward–Looking Statements	1
Exchange Rate Information	3
Non-GAAP Measures	3
Documents Incorporated by Reference	6
Summary Description of the Business of the REIT	8
Recent Developments	8
Consolidated Capitalization of the REIT	9
Use of Proceeds	9
Plan of Distribution	9
Earnings Coverage Ratios	9
Description of Securities	9
Distribution Policy	13
Prior Sales	13
Trading Price and Volume	13
Selling Unitholders	13
Certain Income Tax Considerations	14
Risk Factors	14
Exemption from National Instrument 44-102	16
Exemptions for Well-Known Seasoned Issuers	16
Legal Matters and Interest of Experts	16
Auditors, Transfer Agent and Registrar	16
Promoter	17
Agent for Service of Process in Canada	17
Purchasers’ Contractual Rights	17
Purchasers’ Statutory Rights of Withdrawal or Rescission	17
Glossary of Terms	18
Certificate of the REIT	1
Certificate of BSR Trust, LLC	2

General Matters

References to the “REIT” in this Prospectus mean BSR Real Estate Investment Trust and its subsidiaries, unless the context otherwise requires. References to “Units” mean the trust units in the capital of the REIT, and references to “Unitholders” mean holders of Units.

Except as otherwise stated in this Prospectus, all dollar amounts in this Prospectus are stated in U.S. dollars and references to dollars, “US$” or “$” are to U.S. currency and references to Canadian dollars or “C$” are to Canadian currency. Words importing the singular include the plural and vice versa and words importing any gender include all genders.

References to “management” in this Prospectus means the persons currently acting in the capacities of the REIT’s President & Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. Any statements in this Prospectus or incorporated in this Prospectus by reference made by or on behalf of management are made in such persons’ capacities as officers of the REIT and not in their personal capacities.

All capitalized terms referred to above are defined elsewhere in this Prospectus including under “Glossary of Terms”.

Reliance

A prospective investor should rely on the information contained in this Prospectus and in the documents incorporated by reference herein and is not entitled to rely on parts of the information contained in this Prospectus or documents incorporated by reference herein to the exclusion of others. The REIT has not authorized anyone to provide investors with additional or different information. The REIT is not offering to sell the Securities in any jurisdiction where the offer or sale of such Securities is not permitted. The information contained in this Prospectus or in the documents incorporated by reference herein is accurate only as of the date of this Prospectus or the respective date of the applicable document incorporated by reference herein, regardless of the time of delivery of this Prospectus or of any sale of the Securities. The REIT’s business, financial condition, results of operations and prospects may have changed since the date of this Prospectus. The REIT does not undertake to update the information contained or incorporated by reference herein, except as required by the applicable securities laws.

For investors outside Canada, the REIT has not done anything that would permit the offering of the Securities or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in Canada, unless otherwise stated in a Prospectus Supplement. Investors are required to inform themselves about, and to observe any restrictions relating to, the offering of the Securities and the possession or distribution of this Prospectus.

Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, prospective investors should refer to the actual agreement for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the REIT sells Securities under this Prospectus, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.

Cautionary Note Regarding Forward–Looking Statements

This Prospectus, including the documents incorporated by reference herein, contains “forward-looking information” as defined under Canadian securities laws (collectively, “forward-looking statements”) which reflect management’s expectations regarding objectives, plans, goals, strategies, future growth, results of operations, performance, business prospects, opportunities for the REIT (including exit or sale plans, acquisitions, portfolio expansion, capital recycling, capital redevelopment, property stabilizations and rental rate increases), macroeconomic and industry trends (including those relating to job growth, population growth, vacancy and home ownership rates). The words “plans”, “expects”, “does not expect”, “goals”, “seek”, “strategy”, “future”, “estimates”, “intends”, “anticipates”, “does not anticipate”, “projected”, “believes” or variations of such words and phrases or statements to the effect that certain actions, events or results “may”, “will”, “could”, “would”, “should”, “might”, “likely”, “occur”, “be achieved” or “continue” and similar expressions identify forward-looking statements. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking statements. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

In particular, forward-looking information in this Prospectus includes, among others, statements and assumptions with respect to the REIT’s stated business goals and strategies to achieve those objectives, the REIT’s business and the environment in which it operates, the intention of the REIT to complete any offering of Securities on the terms and conditions described herein and in any Prospectus Supplement, the anticipated use of proceeds thereof, and the listing of any Securities.

Such forward-looking statements are qualified in their entirety by the inherent risks, uncertainties and changes in circumstances surrounding future expectations which are difficult to predict and many of which are beyond the control of the REIT.

Forward-looking statements are necessarily based on estimates and assumptions that, while considered reasonable by management of the REIT as of the date of this Prospectus, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The REIT’s estimates, beliefs and assumptions, which may prove to be incorrect, include the various assumptions set forth herein, including the documents incorporated by reference herein, including, but not limited to, assumptions relating to the REIT’s future growth potential, results of operations, demographic and industry trends, no changes in legislative or regulatory matters, the tax laws as currently in effect, stability of the general economy, lease renewals and rental increases, resident leasing patterns including the ability to re-lease or find new tenants, the timing and ability of the REIT to sell and acquire certain properties, project costs and timing, a continuing trend toward land use intensification at reasonable costs and development yields, including residential development in urban markets, access to equity and debt capital markets to fund, at acceptable costs, future capital requirements and ability to refinance debts as they mature, the availability of investment opportunities for growth in the REIT’s target markets, the valuations to be realized on property sales relative to current IFRS Accounting Standards carrying values, and the market price of the Units.

When relying on forward-looking statements to make decisions, the REIT cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements, including, but not limited to: (a) impediments to the REIT’s ability to execute its growth strategies and operational initiatives; (b) impediments to the REIT’s ability to execute future acquisitions and dispositions; (c) the impact of changing conditions in the U.S. multifamily housing market; (d) increasing competition in the U.S. multifamily housing market; (e) the effect of fluctuations and cycles in the U.S. real estate market; (f) the marketability and value of the REIT’s portfolio; (g) changes in the attitudes, financial condition and demand of the REIT’s demographic market; (h) fluctuation in interest rates and volatility in financial markets; (i) the impact of U.S. and global tariffs; (j) developments and changes in applicable laws and regulations; (k) the impact of climate change; (l) fluctuations in the economic environment, the environmental, social and governance (ESG) landscape and the employment market (including from the impact of artificial intelligence); and (m) such other factors discussed under the heading “Risk Factors” in this Prospectus and the documents incorporated by reference herein, including the REIT’s filings with Securities Commissions or similar authorities in Canada, including the Annual Information Form and the Annual MD&A (each, as defined below).

If any risks or uncertainties with respect to the above materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail under “Risk Factors” should be considered carefully by readers. Although management has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known or risk factors that management believes are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information.

Certain statements included in this Prospectus, including the documents incorporated by reference herein, may be considered “financial outlook” for purposes of applicable Canadian securities laws. The financial outlook may not be appropriate for purposes other than this Prospectus, including the documents incorporated by reference herein. The REIT and management believe that financial outlook has been prepared on a reasonable basis, reflecting management’s best estimates and judgments as of the date of this Prospectus. Actual results may differ materially from management’s expectations if any of the assumptions referred to above prove to be inaccurate. The REIT reviews its key assumptions regularly and may change its outlook on a going-forward basis if necessary.

All forward-looking statements and financial outlook are based only on information currently available to the REIT and are made as of the date of the respective documents. Except as expressly required by applicable Canadian securities law, the REIT assumes no obligation to publicly update or revise any forward-looking statement or financial outlook, whether as a result of new information, future events or otherwise. All forward-looking statements and financial outlook in this Prospectus are qualified by these cautionary statements.

Exchange Rate Information

The REIT’s portfolio consists of properties located in the states of Texas, Oklahoma and Arkansas. Unless otherwise indicated, the REIT discloses all financial information contained in this Prospectus in U.S. dollars. The following table sets forth, for the periods indicated, the high, low, average and period-end rates of exchange for US$1.0000, expressed in Canadian dollars, published by the Bank of Canada.

	Year ended December 31
	2025	2024	2023
Highest rate during the period	1.4603	1.4416	1.3875
Lowest rate during the period	1.3558	1.3316	1.3128
Average rate for the period	1.3978	1.3698	1.3497
Rate at the end of the period	1.3706	1.4389	1.3226

On March 10, 2026, the daily average rate of exchange posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 equals C$1.3567. The REIT makes no representation that U.S. dollars could be converted into Canadian dollars at that rate or any other rate.

Non-GAAP Measures

In this Prospectus, including the documents incorporated by reference herein, the REIT uses certain non-GAAP financial measures, non-GAAP ratios and real estate industry supplementary financial measures, to measure, compare and explain the operating results and financial performance of the REIT. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance and we believe that providing these performance measures on a supplemental basis is helpful to investors in assessing the overall financial performance of the REIT’s business. However, they do not have any standardized meaning prescribed by IFRS Accounting Standards and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS Accounting Standards. Because non-GAAP financial measures, non-GAAP ratios and supplementary financial measures do not have standardized meanings prescribed under IFRS Accounting Standards, securities regulators require that such measures be clearly defined, identified, and reconciled to their nearest IFRS Accounting Standards measure. The reconciliations of the non-GAAP financial measures and non-GAAP ratios used by the REIT to the most directly comparable IFRS Accounting Standards measures are provided under the section titled “Reconciliation of Non-GAAP Measures” in the REIT’s Annual MD&A, which section is hereby expressly incorporated herein by reference. A copy of the Annual MD&A is available under the REIT’s profile on the SEDAR+ website at www.sedarplus.ca.

Net Operating Income and NOI Margin

Net operating income (“NOI”) is defined as total revenue from properties (i.e. rental revenue and other property income) less direct property operating expenses and realty taxes accounted for in accordance with IFRS Accounting Standards, except for adjustments related to IFRS Interpretations Committee – 21 Levies. NOI should not be construed as an alternative to net income determined in accordance with IFRS Accounting Standards. The REIT’s method of calculating NOI may differ from other issuers’ methods and, accordingly, may not be comparable to NOI reported by other issuers.

The REIT regards NOI as an important measure of the income generated from the income producing properties and is used by the REIT in evaluating the performance of the REIT’s properties. It is also a key input in determining the value of the REIT’s properties.

“NOI Margin” is defined as NOI divided by total revenue from properties, as a percentage. Management believes that NOI Margin is a meaningful supplementary measure of operating performance of the REIT’s income producing properties. NOI Margin is an important measure of the percentage of income generated from the income producing properties and is used by the REIT in evaluating the performance of the portfolio.

Same Community and Non-Same Community

“Same Community” results are used by management to evaluate performances of investment properties owned by the REIT during comparative periods. Same Community results are a meaningful measure of operating performance because it allows management to assess rent growth and leasing activity of its portfolio on a same property basis and the impact of capital investments. The REIT calculates Same Community results for revenue, NOI, NOI Margin and certain operating metrics.

Same Community results include the financial and operational results of stabilized properties the REIT has consistently owned throughout both the current and comparative periods, thus excluding the results of any acquisitions, dispositions and non-stabilized properties from the beginning of the comparative period. The properties excluded from Same Community results are collectively referred to as “Non-Same Community” properties.

As of the date of this Prospectus, Non-Same Community properties include the following:

●	Venue Craig Ranch Apartments, Forayna Vintage Park, Botanic Luxury Living and The Ownsby;

●	Aura 35Fifty; and

●	Bluff Creek Apartments, Cielo I, Cielo II, Retreat at Wolf Ranch, Auberry at Twin Creeks, Aura Benbrook, Lakeway Castle Hills, Satori Frisco, Vale Frisco and Wimberly.

Funds from Operations and Adjusted Funds from Operations

In January 2022, the Real Property Association of Canada (“REALPAC”) published a white paper titled “White Paper on Funds from Operations & Adjusted Funds from Operations for IFRS”. The purpose of the white paper is to provide reporting issuers and investors with guidance on the definition of funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) and to help promote more consistent disclosure from reporting issuers. The REIT’s method of calculating FFO and AFFO is substantially in accordance with REALPAC’s recommendations, but may differ from other issuers’ methods and, accordingly, may not be comparable to FFO and AFFO, respectively, reported by other issuers.

The REIT defines FFO as IFRS Accounting Standards consolidated net income or loss adjusted for items such as unrealized changes in the estimated fair value of investment properties, the effect of changes in value of puttable instruments classified as financial liabilities, property taxes accounted for under IFRS Interpretations Committee – 21 Levies, transaction costs expensed as a result of the purchase of a property being accounted for as a business combination, transaction costs expensed as a result of the issuance of convertible debentures, changes in the fair value of financial instruments which are economically effective hedges but do not qualify or were not designated for hedge accounting, losses on extinguishment of debt, operational revenue and expenses from right of use assets, transaction costs expensed as a result of property dispositions and restructuring costs. FFO should not be construed as an alternative to net income (loss) or cash flows provided by or used in operating activities determined in accordance with IFRS Accounting Standards. The REIT regards FFO as a key measure of operating performance.

The REIT defines AFFO as FFO adjusted for items such as actual maintenance capital expenditures incurred and straight-line rental revenue differences. AFFO should not be construed as an alternative to net income (loss) or cash flows provided by or used in operating activities determined in accordance with IFRS Accounting Standards. The REIT regards AFFO as a key measure of operating performance.

FFO per Unit and AFFO per Unit

“FFO per Unit” is defined as FFO divided by the weighted average Unit count for the period, which is representative of the combined Units, Class B Units and Deferred Units.

“AFFO per Unit” is defined as AFFO divided by the weighted average Unit count for the period, which is representative of the combined Units, Class B Units and Deferred Units.

The REIT regards FFO per Unit and AFFO per Unit as important measures to further evaluate the performance of FFO and AFFO on a per Unit basis in order to normalize for changes driven by unit issuances and therefore better compare the REIT’s performance period to period.

AFFO Payout Ratio

“AFFO Payout Ratio” is defined as total cash distributions of the REIT (including distributions on Class B Units) divided by AFFO. The REIT uses the AFFO Payout Ratio in assessing its distribution paying capacity.

Gross Book Value

“Gross Book Value” means the book value of the total assets of the REIT and its consolidated subsidiaries, as shown on its then most recent consolidated statement of financial position prepared in accordance with IFRS Accounting Standards.

Debt to Gross Book Value Ratio

“Debt to Gross Book Value Ratio” is calculated by dividing Debt by Gross Book Value.

EBITDA

“EBITDA” is defined as consolidated net income (loss) adjusted for finance costs, finance income, fair value adjustments to investment properties, derivatives, other financial liabilities and unit-based compensation, distributions on Class B Units and costs associated with the disposition of investment properties. The REIT uses EBITDA as a supplemental measure to evaluate operating performance.

Liquidity

“Liquidity” is defined as (a) cash and cash equivalents (unrestricted), plus (b) borrowing capacity available under the REIT’s credit facility. This metric is a useful measure of the REIT’s cash resources and credit available under committed credit facilities.

Net Asset Value and Net Asset Value per Unit

Net Asset Value (“NAV”) is calculated as the sum of the value of Unitholders' equity and Class B Units as of the balance sheet date. NAV is a useful measure of the overall value of the REIT’s investment properties (net of outstanding debt) as of a point in time and also serves as a measure to depict the overall value driven from the performance of the REIT’s assets.

“NAV per Unit” is calculated by dividing NAV by the number of Units, Class B Units and Deferred Units outstanding as of the balance sheet date. The REIT regards NAV per Unit as an important measure to further evaluate the performance of NAV in order to normalize for changes driven by unit issuances and therefore better compares the REIT’s overall value.

Annual Cash Distribution Yield

“Annual Cash Distribution Yield” is defined as the annual per Unit distributions of the REIT divided by the price of value of a Unit.

Documents Incorporated by Reference

Information has been incorporated by reference in this Prospectus from documents filed with Securities Commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer and Corporate Secretary of the REIT at its head office located at 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7, by telephone at 501.374.5050, or electronically under the REIT’s profile on the SEDAR+ website at www.sedarplus.ca.

Except to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus, the following documents filed by the REIT with the Securities Commissions or similar authorities in the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	the audited consolidated financial statements of the REIT for the years ended December 31, 2025 and December 31, 2024, together with the notes thereto and the auditors’ report thereon (the “Annual Financial Statements”);

(b)	the management’s discussion and analysis of the results of operations and financial condition of the REIT for the year ended December 31, 2025 (the “Annual MD&A”);

(c)	the annual information form of the REIT dated March 11, 2026 for the year ended December 31, 2025 (the “Annual Information Form”);

(d)	the management information circular of the REIT dated March 5, 2025 in respect of the annual general meeting of Unitholders held on May 8, 2025; and

(e)	the material change report of the REIT dated January 5, 2026 relating to the retirement of W. Daniel Hughes, Jr. from the REIT’s board of trustees and the concurrent appointment of Mark Decker, Jr. to the REIT’s board of trustees.

Any documents of the type described in Item 11.1 of Form 44-101F1 – Short Form Prospectus Distributions of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) which are filed by the REIT with the Securities Commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this Prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this Prospectus. Documents referenced in any of the documents incorporated by reference in this Prospectus but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or herein are not incorporated by reference in this Prospectus.

Notwithstanding anything herein to the contrary, any statement contained in this Prospectus or a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon a new annual information form and consolidated annual financial statements being filed by the REIT with the Securities Commissions or similar authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous consolidated annual financial statements and all consolidated interim financial statements and, in each case, the accompanying management’s discussion and analysis and material change reports filed prior to the commencement of the financial year of the REIT in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon consolidated interim financial statements and the accompanying management’s discussion and analysis being filed by the REIT with the Securities Commissions or similar authorities in Canada during the period that this Prospectus is effective, all consolidated interim financial statements and the accompanying management’s discussion and analysis filed prior to such new consolidated interim financial statements and management’s discussion and analysis shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of Unitholders being filed by the REIT with the Securities Commissions or similar authorities in Canada during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of Unitholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

A Prospectus Supplement containing the specific variable terms in respect of any Securities, updated disclosure of earnings interest coverage ratios (if applicable) and any additional or updated information that the REIT may elect to include (provided that such information does not describe a material change that has not already been the subject of a material change report or a prospectus amendment) will be delivered to purchasers of such Securities, together with this Prospectus, unless an exemption from the prospectus delivery requirements has been granted or is otherwise available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of the Securities covered by such Prospectus Supplement.

In addition, certain marketing materials (as defined in National Instrument 41-101 — General Prospectus Requirements (“NI 41-101”)) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as defined in NI 41-101) pertaining to a distribution of Securities, and filed by the REIT after the date of the Prospectus Supplement for the distribution of such Securities and before the termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

Summary Description of the Business of the REIT

The REIT is an unincorporated open-ended real estate investment trust established pursuant to the Declaration of Trust under, and governed by, the laws of the Province of Ontario. Although the REIT currently qualifies as a “mutual fund trust” as defined in the Tax Act, the REIT is not a “mutual fund” as defined by applicable securities legislation. The registered and head office of the REIT is located at 333 Bay Street, Suite 3400, Toronto Ontario M5H 2S7. The REIT was established on January 9, 2018 as a real estate investment trust and was formed for the purpose of acquiring and owning multifamily real estate properties.

The REIT’s portfolio currently consists of 26 multifamily properties comprising 7,170 apartment units located in five major metropolitan markets within Texas, Oklahoma and Arkansas, three bordering states throughout the Sunbelt region of the United States. The Sunbelt region is generally considered to stretch across the South Atlantic and Southwest portions of the country and to include the following states: Alabama, Arizona, Arkansas, Florida, Georgia, Kentucky, Louisiana, Maryland, Mississippi, North Carolina, Oklahoma, South Carolina, Tennessee, Texas, Virginia and Washington, D.C. (the “Sunbelt region”).

The objectives of the REIT are to: (a) provide Unitholders with an opportunity to invest in a portfolio of quality multifamily real estate properties located in attractive U.S. markets which have employment and population growth generated from a diverse economy including, but not limited to, industry, government and/or education, with a particular focus on the Sunbelt region; (b) enhance the value of the REIT’s assets and maximize long-term Unit value through active internal asset and property management programs and procedures; (c) expand the asset base of the REIT and increase the REIT’s FFO per unit, AFFO per Unit and NAV per Unit primarily through acquisitions in attractive growth markets and improvement of its properties using targeted capital expenditures; and (d) provide Unitholders with predictable, sustainable and growing cash distributions.

The REIT is internally managed by a team of seasoned senior professionals dedicated to the REIT’s strategic objectives on a non-conflicted basis. As a fully integrated owner and operator, the REIT is supported by internal capabilities across all disciplines, including acquisitions, asset management, property management, property operations, development/redevelopment, financing and capital markets, accounting, audit/regulatory affairs, marketing/branding, information technology and human resources. Management has extensive experience with the properties in the REIT’s portfolio, having sourced and managed all of the properties since their acquisition. Management furthermore believes it operates under an efficient and scalable cost structure, given the REIT’s ability to acquire properties while lowering general and administrative expenses as a percentage of total assets. Additional acquisitions are expected to generate incremental FFO and AFFO gains arising from efficiencies generated by the REIT’s scalable cost structure.

Recent Developments

There have been no material developments in the business of the REIT since December 31, 2025, the date of the REIT’s most recent Annual Financial Statements, which have not been disclosed in this Prospectus or the documents incorporated by reference herein.

Consistent with the REIT’s past practices and in the normal course of business, the REIT is continuously engaged in discussions with respect to possible acquisitions of and investments in new assets and businesses, dispositions of existing assets, joint venture arrangements and related financings and refinancings. There can be no assurance that any of these discussions will result in a definitive agreement, and, if they do, what the terms or timing of any acquisition, investment, disposition, joint venture, financing or refinancing would be, if consummated. The REIT expects to continue current discussions and actively pursue acquisition, investment, disposition, joint venture, financing and refinancing opportunities, which currently, or may from time to time, involve entering into definitive agreements that are subject to various conditions, including due diligence. As of the date hereof, there are no significant probable acquisitions identified by the REIT, whereby financial statements would be required to be included in this Prospectus in order for this Prospectus to contain full, true and plain disclosure.

Further information regarding the REIT and its business is set out in the Annual Information Form, which is incorporated by reference herein.

Consolidated Capitalization of the REIT

Since December 31, 2025, being the date of the REIT’s most recently completed Annual Financial Statements, there have been no material changes in the capitalization of the REIT.

Use of Proceeds

The use of proceeds from the sale of Securities will be described in a Prospectus Supplement relating to a specific offering and issuance of Securities. The REIT may use net proceeds from the sale of Securities to repay indebtedness outstanding from time to time, to fund the acquisition of real property and other investments as permitted by the Declaration of Trust, for capital expenditures and for other general purposes. The REIT will not, directly or indirectly, receive any proceeds from any sale of any Units by selling Unitholders. Selling Unitholders will not, directly or indirectly, receive any proceeds from any sale of any Securities by the REIT.

Plan of Distribution

Information regarding the plan of distribution will be provided as required in the applicable Prospectus Supplement with respect to the issuance of Securities pursuant to this Prospectus and such Prospectus Supplement.

Earnings Coverage Ratios

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement with respect to the offering and issuance of Debt Securities pursuant to this Prospectus and such Prospectus Supplement.

Description of Securities

The following is a brief summary of the material attributes and characteristics of the Securities as at the date of this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities to be offered under this Prospectus, and the extent to which the general terms described in this Prospectus apply to such Securities, will be set forth in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. The Securities will not include any novel derivatives or asset-backed securities as discussed under Part 4 of NI 44-102.

Units

This section describes the general terms that will apply to any Units that may be offered by the REIT pursuant to this Prospectus. Units may be offered separately or together with other Securities, as the case may be. For additional information respecting the Units, see the Declaration of Trust, which is available electronically under the REIT’s profile on the SEDAR+ website at www.sedarplus.ca, and the Annual Information Form, which is incorporated by reference herein.

The REIT is authorized to issue an unlimited number of Units pursuant to the Declaration of Trust. As at March 10, 2026, there were 33,990,419 Units issued and outstanding. Issued and outstanding Units may be subdivided or consolidated from time to time by the Trustees without notice to or the approval of the Unitholders.

No Unit has any preference or priority over another. Each Unit represents a Unitholder’s proportionate undivided beneficial ownership interest in the REIT and confers the right to one vote at any meeting of Unitholders and to participate pro rata in any distributions by the REIT, whether of net income, net realized capital gains or other amounts and, in the event of termination or winding-up of the REIT, in the net assets of the REIT remaining after satisfaction of all liabilities.

Units will be fully paid and non-assessable when issued and are transferable. The Units are redeemable at any time on demand by the holders thereof and, except as otherwise described in this Prospectus and in the documents incorporated by reference herein, the Units have no other conversion, retraction, redemption or pre-emptive rights. Fractional Units may be issued as a result of an act of the Trustees, but fractional Units will not entitle the holders thereof to vote, except to the extent that such fractional Units may represent in the aggregate one or more whole Units.

Debt Securities

This section describes the general terms that will apply to any Debt Securities that may be offered by the REIT pursuant to this Prospectus. Debt Securities may be offered separately or together with other Securities, as the case may be.

The specified terms and provisions of the Debt Securities offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement.

The Debt Securities will be direct obligations of the REIT and may be guaranteed by an affiliate or associate of the REIT. The Debt Securities may be senior or subordinated indebtedness of the REIT and may be secured or unsecured, all as described in the relevant Prospectus Supplement. In the event of the insolvency or winding up of the REIT, the subordinated indebtedness of the REIT, including the subordinated Debt Securities, will be subordinate in right of payment to the prior payment in full of all other liabilities of the REIT (including senior indebtedness), except those which by their terms rank equally in right of payment with or are subordinate to such subordinated indebtedness.

The Debt Securities will be issued under one or more trust indentures (each, a “Trust Indenture”), in each case between the REIT and a trustee (each, an “Indenture Trustee”). The statements made hereunder relating to any Trust Indenture and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Trust Indenture.

Each Trust Indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount, which may be authorized from time to time by the REIT.

The particular terms of each issue of Debt Securities will be described in the related Prospectus Supplement. Such description will include, where applicable:

(a)	the designation, aggregate principal amount, authorized denominations and terms of such Debt Securities;

(b)	the currency or currencies in which the Debt Securities will be offered and the currency or currencies in which principal and interest is payable;

(c)	the percentage of the principal amount at which such Debt Securities will be issued;

(d)	the date or dates on which such Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable on declaration of acceleration of maturity;

(e)	the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);

(f)	the dates on which any such interest will be payable and the record dates for such payments;

(g)	the Indenture Trustee of the Debt Securities under the Trust Indenture pursuant to which the Debt Securities are to be issued;

(h)	the designation and terms of any securities with which the Debt Securities will be offered, if any, and the number of Debt Securities that will be offered with each security;

(i)	whether the Debt Securities are subject to redemption or call and, if so, the terms of such redemption or call provisions;

(j)	any conversion or exchange terms;

(k)	any events of default or covenants with respect to the Debt Securities;

(l)	whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(m)	whether the Debt Securities will be subordinated to other liabilities of the REIT and, if so, to what extent;

(n)	the material tax consequences of owning the Debt Securities (if any); and

(o)	any other material terms and conditions of the Debt Securities.

Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary. The REIT may issue Debt Securities that are convertible debentures.

Any Prospectus Supplement offering guaranteed Debt Securities will comply with the requirements of Item 12 of Form 44-101F1 or the conditions for an exemption from those requirements and will include a certificate from each credit supporter as required by section 21.1 of Form 44-101F1 and section 5.12 of NI 41-101.

The REIT will deliver, along with this Prospectus, an undertaking to the Securities Commissions that the REIT will, if any Debt Securities are distributed under this Prospectus, file the periodic and timely disclosure of any credit supporter similar to the disclosure required under section 12.1 of Form 44-101F1, for so long as the Debt Securities are issued and outstanding.

A Prospectus Supplement may include specific variable terms pertaining to the Debt Securities that are not within the alternatives and parameters described in this Prospectus.

Warrants

This section describes the general terms that will apply to any Warrants that may be offered by the REIT pursuant to this Prospectus. Warrants may be offered separately or together with other Securities, as the case may be.

The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement. The Warrants will be issued under a warrant indenture. The applicable Prospectus Supplement will include the details of the warrant indenture governing the Warrants being offered.

The particular terms of each issue of Warrants will be described in the related Prospectus Supplement. Such description will include, where applicable:

(a)	the designation, aggregate number and terms of the Warrants;

(b)	the price at which the Warrants will be offered (or the method of determining the price);

(c)	the currency or currencies in which the Warrants will be offered;

(d)	the number of Units or other securities of the REIT that may be purchased upon exercise of each Warrant (which may be less than or more than one Unit or other security) and the price at which, and currency or currencies in which, the Units or other securities of the REIT may be purchased upon exercise of each Warrant (or the method of determining such number of Units or other securities, or such exercise price);

(e)	any mechanism providing the adjustment to the exercise price of the Warrants and/or the number of Units for which a Warrant is exercisable;

(f)	the date(s) on which the right to exercise the Warrants will commence and the date on which the right will expire;

(g)	any provisions for the issuance, payment, settlement, transfer, exchange or amendment of the Warrants;

(h)	the designation and terms of any other securities of the REIT with which the Warrants will be offered, if any, and the number of Warrants that will be offered with each such security;

(i)	the date(s), if any, on or after which the Warrants and the related securities will be transferable separately;

(j)	whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

(k)	whether the Warrants will be issued in fully registered or global form, or a combination thereof;

(l)	the material tax consequences of owning the Warrants (if any); and

(m)	any other material terms and conditions of the Warrants.

Subscription Receipts

This section describes the general terms that will apply to any Subscription Receipts that may be offered by the REIT pursuant to this Prospectus. Subscription Receipts may be offered separately or together with other Securities, as the case may be.

The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. The Subscription Receipts will be issued under a subscription receipt agreement. The applicable Prospectus Supplement will include details of the subscription receipt agreement governing the Subscription Receipts being offered.

A Subscription Receipt will entitle the holder thereof to receive a Unit and/or other security of the REIT, for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by the REIT or one or more of its subsidiaries. The subscription proceeds from an offering of Subscription Receipts will be held in escrow by an escrow agent pending the completion of a transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of Subscription Receipts will receive Units and/or other securities of the REIT upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their Subscription Receipts together with any interest or other income earned thereon. Holders of Subscription Receipts are not Unitholders of the REIT simply by virtue of holding a Subscription Receipt.

The particular terms of each issue of Subscription Receipts will be described in the related Prospectus Supplement. Such description will include, where applicable:

(a)	the designation, aggregate number and terms of Subscription Receipts being offered;

(b)	the price at which the Subscription Receipts will be offered;

(c)	the currency or currencies in which the Subscription Receipts will be offered;

(d)	the terms, conditions and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Units and/or other securities of the REIT;

(e)	the number of Units or other securities of the REIT into which Subscription Receipts are exchangeable;

(f)	the designation and terms of any other securities of the REIT with which the Subscription Receipts will be offered, if any;

(g)	the terms relating to the holding and release of the gross proceeds from the sale of the Subscription Receipts plus any interest and income earned thereon;

(h)	the material tax consequences of owning the Subscription Receipts (if any); and

(i)	any other material terms and conditions of the Subscription Receipts.

Distribution Policy

The REIT has adopted a distribution policy, as permitted under the Declaration of Trust. See the section entitled “Distributions — Distribution Policy” in the Annual Information Form for a description of the REIT’s distribution policy, which is incorporated herein by reference.

Prior Sales

Information regarding prior sales of Securities will be provided as required in a Prospectus Supplement with respect to the offering and issuance of Securities pursuant to such Prospectus Supplement.

Trading Price and Volume

Information regarding trading price and volume of the Securities will be provided as required for all of the REIT’s issued and outstanding Securities that are listed on any securities exchange, as applicable, in each Prospectus Supplement.

Selling Unitholders

This Prospectus may also, from time to time, relate to the offering of Units by way of a secondary offering by certain selling Unitholders. The terms under which the Units will be offered by selling Unitholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of the Units by selling Unitholders will include, where applicable:

(a)	the names of the selling Unitholders;

(b)	the number of Units owned, controlled or directed by each of the selling Unitholders;

(c)	the number of Units being distributed for the account of each selling Unitholder;

(d)	the number of Units to be owned, controlled or directed by the selling Unitholders whether the Units are owned by the selling Unitholders both of record and beneficially, of record only or beneficially only;

(e)	if a selling Unitholder purchased any of the Units held by it in the 24 months preceding the date of the applicable Prospectus Supplement, the date or dates the selling Unitholder acquired the Units; and

(f)	if a selling Unitholder acquired the Units held by it in the 12 months preceding the date of the applicable Prospectus Supplement, the cost thereof to the selling Unitholder in the aggregate on a per security basis.

Certain Income Tax Considerations

The applicable Prospectus Supplement may describe certain income tax consequences to an investor acquiring any Securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of principal, interest or distributions, if any, on the Securities will be subject to Canadian non-resident withholding tax. Prospective investors should consult their own tax advisers prior to deciding to purchase any of the Securities.

Risk Factors

Before deciding to invest in any Securities, prospective investors of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities, including those risks identified and discussed under the heading “Risk Factors” in the Annual Information Form and the Annual MD&A, which are incorporated by reference herein. See “Documents Incorporated by Reference”.

An investment in the Securities offered hereunder is speculative and involves a high degree of risk. Additional risks and uncertainties, including those that the REIT is unaware of or that are currently deemed immaterial, may also become important factors that affect the REIT and its business. If any such risks actually occur, the REIT’s business, financial condition and results of operations could be materially adversely affected. Prospective investors should carefully consider the risks below and in the Annual Information Form and the other information elsewhere in this Prospectus, including the documents incorporated by reference herein, and the applicable Prospectus Supplement and consult with their professional advisers to assess any investment in the REIT.

There is no guarantee that the Securities will earn any positive return in the short term or long term.

A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Management of the REIT will have broad discretion with respect to the application of net proceeds received by the REIT from the sale of Securities under this Prospectus and a future Prospectus Supplement.

Management of the REIT may spend net proceeds received by the REIT from a sale of Securities in ways that do not improve the REIT’s results of operations or enhance the value of the Units or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the REIT’s business or cause the price of the securities of the REIT issued and outstanding from time to time to decline.

The REIT may sell additional Units or other securities that are convertible or exchangeable into Units in subsequent offerings or may issue additional Units or other securities to finance future acquisitions.

The REIT cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Units. Sales or issuances of substantial numbers of Units or other securities that are convertible or exchangeable into Units, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Units. With any additional sale or issuance of Units or other securities that are convertible or exchangeable into Units, investors will suffer dilution to their voting power and economic interest in the REIT. Furthermore, to the extent holders of the REIT’s equity awards or other convertible securities convert or exercise their securities and sell the Units they receive, the trading price of the Units may decrease due to the additional amount of Units available in the market.

The market price for the Units may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the REIT’s control.

There is currently no market through which the Securities, other than the Units, may be sold.

There is currently no market through which the Warrants, Debt Securities or Subscription Receipts may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of those Securities in the secondary market, the transparency and availability of trading prices, the liquidity of those Securities, and the extent of issuer regulation. No assurance can be given that an active or liquid trading market for these Securities will develop or be sustained. If an active or liquid market for these Securities fails to develop or be sustained, the prices at which these Securities trade may be adversely affected. Whether or not these Securities will trade at lower prices depends on many factors, including liquidity of these Securities, prevailing interest rates and the markets for similar securities, the market price of the Units, general economic conditions and the REIT’s financial condition, historic financial performance and future prospects. The public offering prices of the Securities may be determined by negotiation between the REIT and underwriters, dealers or agents, as applicable, based on several factors and may bear no relationship to the prices at which the Securities will trade in the public market subsequent to such offering.

Unitholders of the REIT may be unable to sell significant quantities of Units into the public trading markets without a significant reduction in the price of their Units, or at all. There can be no assurance that there will be sufficient liquidity of the Units on the trading markets, or that the REIT will continue to meet the listing requirements of the TSX or any other public stock exchange.

The Debt Securities may be unsecured and may rank equally in right of payment with all of the REIT’s other future unsecured debt.

The Debt Securities may be unsecured. Any unsecured Debt Securities will rank equally in right of payment with all of the REIT’s other existing and future unsecured debt. The Debt Securities may be effectively subordinated to all of the REIT’s existing and future secured debt to the extent of the assets securing such debt. If the REIT is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the Debt Securities. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.

In addition, the collateral, if any, and all proceeds therefrom, securing any Debt Securities may be subject to higher priority liens in favor of other lenders and other secured parties which may mean that, at any time that any obligations that are secured by higher ranking liens remain outstanding, actions that may be taken in respect of the collateral (including the ability to commence enforcement proceedings against the collateral and to control the conduct of such proceedings) may be at the direction of the holders of such indebtedness.

There is no assurance that any credit rating assigned to Securities issued hereunder will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on the market value of the Securities.

All of the foregoing occurrences may have a material adverse effect on the business, financial condition and results of operations of the REIT, and accordingly, the trading price of the Units or other Securities.

Exemption from National Instrument 44-102

Pursuant to a decision of the Autorité des marchés financiers dated March 10, 2026, the REIT was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference therein and any Prospectus Supplement to be filed in relation to an “at-the-market” distribution. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an “at-the-market” distribution) be translated into French if the REIT offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

Exemptions for Well-Known Seasoned Issuers

This Prospectus constitutes a “WKSI base shelf prospectus” (as defined in NI 44-102) and has been filed under Part 9B of NI 44-102 (the “WKSI Regime”). The WKSI Regime, which came into force on November 28, 2025, was adopted to reduce regulatory burden for certain large, established reporting issuers with strong disclosure records associated with certain prospectus requirements under NI 44-101 and NI 44-102. The WKSI Regime permits “well-known seasoned issuers” (as defined in NI 44-102) to file a final short form base shelf prospectus as the first public step in an offering, and exempts qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. Subject to the satisfaction of certain conditions, a receipt will be deemed to be issued by the applicable securities regulatory authorities for a WKSI base shelf prospectus immediately upon filing, without review by such applicable securities regulatory authorities or the requirement to file and obtain a receipt for a preliminary short form base shelf prospectus.

The REIT has determined that it qualifies as a “well-known seasoned issuer” (as defined in NI 44-102) as at the date of this Prospectus. As of March 10, 2026, the REIT’s “qualifying public equity” (as defined in Part 9B of NI 44-102), was US$397,273,092.14 (C$538,980,404.11), which exceeds the amount referred to in subparagraph (a)(i) of the definition of “well-known seasoned issuer” in NI 44-102.

Legal Matters and Interest of Experts

Unless otherwise specified in a Prospectus Supplement, certain legal matters relating to an offering of the Securities will be passed upon on behalf of the REIT by Goodmans LLP, Canadian counsel to the REIT, with respect to matters of Canadian law, and, if applicable, by counsel to be designated at the time of such offering with respect to matters of United States or other foreign law. In addition, certain legal matters in connection with an offering and sale of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of such offering and sale by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States or other foreign law.

As of the date of this Prospectus the partners and associates of Goodmans LLP beneficially owned, directly or indirectly, less than 1% of the outstanding securities of the REIT.

Auditors, Transfer Agent and Registrar

The auditor of the REIT is KPMG LLP, Chartered Professional Accountants, Toronto, Ontario. KPMG LLP is independent of the REIT in accordance with the ethical requirements that are relevant to their audit of the REIT’s consolidated financial statements in Canada. To the knowledge of the REIT, KPMG LLP does not own any registered or beneficial interest, directly or indirectly, in any securities or other property of the REIT.

The transfer agent and registrar for the Units is TSX Trust Company at its principal office located in Toronto, Ontario.

Promoter

BSR took the initiative in founding and organizing the REIT and may therefore be considered a promoter of the REIT for the purposes of applicable securities legislation.

Agent for Service of Process in Canada

Mr. Daniel M. Oberste, Mr. Tom Cirbus, Ms. Susan Rosenbaum, Mr. John S. Bailey, Mr. William A. Halter and Mr. Mark Decker, Jr. are Trustees and/or directors or executive officers of the REIT and/or BSR and reside outside Canada. Although such non-resident persons have appointed GODA Incorporators, Inc., 333 Bay Street, Suite 3400, Toronto, Ontario M5H 2S7, as their agent for service of process in Ontario, purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Purchasers’ Contractual Rights

Unless otherwise provided in a Prospectus Supplement, the following is a description of a purchaser’s contractual rights. Original purchasers of Securities which are convertible, exchangeable or exercisable for other securities of the REIT will have a contractual right of rescission against the REIT in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities, the amount paid for the applicable convertible, exchangeable or exercisable Securities (and any additional amount paid upon conversion, exchange or exercise) in the event that this Prospectus, the applicable Prospectus Supplement or an amendment thereto contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under Section 130 of the Securities Act (Ontario) (the “Securities Act”), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act or otherwise at law.

Purchasers’ Statutory Rights of Withdrawal or Rescission

Unless otherwise provided in a Prospectus Supplement, the following is a description of a purchaser’s statutory rights. Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities. Irrespective of the determination at a later date of the purchase price of the Securities distributed, this right may only be exercised within two business days after the later of (a) the date the REIT (i) filed the Prospectus or any amendment on SEDAR+ and a receipt or deemed receipt is issued and posted for the document, and (ii) issued and filed a news release on SEDAR+ announcing that the document is accessible through SEDAR+, and (b) the date the purchaser or subscriber has entered into an agreement to purchase securities or a contract to purchase or a subscription for securities. The securities legislation in some provinces and territories of Canada further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of Securities distributed under an “at-the-market” distribution by the REIT do not have the right to withdraw from an agreement to purchase the Securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to the Securities purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the Securities purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.

In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contains a misrepresentation. The remedies available to a purchaser for any such failure to deliver or any misrepresentation contained in any prospectus, prospectus supplement or amendment must be exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. Any remedies under securities legislation that a purchaser of such Securities distributed under an at-the-market distribution by the REIT may have against the REIT or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to Securities purchased by a purchaser contain a misrepresentation, will remain unaffected by the non-delivery of the prospectus referred to above. A purchaser should refer to applicable securities legislation of the purchaser’s province or territory for the particulars of these rights and should consult a legal adviser.

In an offering of Securities which are convertible, exchangeable or exercisable for other securities of the REIT, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the convertible securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights and/or consult with a legal advisor.

Glossary of Terms

In this Prospectus, the following terms will have the meanings set forth below, unless otherwise indicated. Words importing the singular include the plural and vice versa and words importing any gender include all genders:

“affiliate” has the meaning ascribed thereto in the Securities Act (Ontario);

“AFFO” has the meaning ascribed thereto under “Non-GAAP Measures”;

“AFFO Payout Ratio” has the meaning ascribed thereto under “Non-GAAP Measures”;

“AFFO Per Unit” has the meaning ascribed thereto under “Non-GAAP Measures”;

“Annual Cash Distribution Yield” has the meaning ascribed thereto under “Non-GAAP Measures”;

“Annual Financial Statements” has the meaning ascribed thereto under “Documents Incorporated by Reference”;

“Annual Information Form” has the meaning ascribed thereto under “Documents Incorporated by Reference”;

“Annual MD&A” has the meaning ascribed thereto under “Documents Incorporated by Reference”;

“BSR” has the meaning ascribed thereto on the cover page of this Prospectus;

“Class B Units” means the Class B units of BSR;

“Debt” means total loans and borrowings of the REIT;

“Debt to Gross Book Value Ratio” has the meaning ascribed thereto under “Non-GAAP Measures”;

“Debt Securities” has the meaning ascribed thereto on the cover page of this Prospectus;

“Declaration of Trust” has the meaning ascribed thereto on the cover page of this Prospectus;

“Deferred Units” means the deferred units of the REIT issued pursuant to the REIT’s amended and restated omnibus equity incentive plan dated March 10, 2020;

“EBITDA” has the meaning ascribed thereto under “Non-GAAP Measures”;

“FFO” has the meaning ascribed thereto under “Non-GAAP Measures”;

“FFO Per Unit” has the meaning ascribed thereto under “Non-GAAP Measures”;

“forward-looking statements” has the meaning ascribed thereto under “Cautionary Note Regarding Forward–Looking Statements”;

“Gross Book Value” has the meaning ascribed thereto under “Non-GAAP Measures”;

“IFRS Accounting Standards” or “GAAP” means International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the Canadian Institute of Chartered Accountants in Part I of The Canadian Institute of Chartered Accountants Handbook – Accounting, as amended from time to time;

“Indenture Trustee” has the meaning ascribed thereto under “Description of Securities – Debt Securities”;

“Liquidity” has the meaning ascribed thereto under “Non-GAAP Measures”;

“NAV” has the meaning ascribed thereto under “Non-GAAP Measures”;

“NAV per Unit” has the meaning ascribed thereto under “Non-GAAP Measures”;

“NI 41-101” has the meaning ascribed thereto under “Documents Incorporated by Reference”;

“NI 44-101” has the meaning ascribed thereto under “Documents Incorporated by Reference”;

“NI 44-102” has the meaning ascribed thereto on the cover page of this Prospectus;

“NOI” has the meaning ascribed thereto under “Non-GAAP Measures”;

“NOI Margin” has the meaning ascribed thereto under “Non-GAAP Measures”;

“Prospectus” means this short form base shelf prospectus of the REIT qualifying the distribution of the Securities;

“Prospectus Supplement” has the meaning ascribed thereto on the cover page of this Prospectus;

“REALPAC” has the meaning ascribed thereto under “Non-GAAP Measures”;

“REIT” has the meaning ascribed thereto on the cover page of this Prospectus;

“Same Community” has the meaning ascribed thereto under “Non-GAAP Measures”;

“Securities” has the meaning ascribed thereto on the cover page of this Prospectus;

“Securities Act” has the meaning scribed thereto under “Purchasers’ Contractual Rights”;

“Securities Commissions” means each securities commission or securities regulatory authority in the provinces and territories in which the REIT is a reporting issuer;

“SEDAR+” means the System for Electronic Data Analysis and Retrieval +;

“Subscription Receipts” has the meaning ascribed thereto on the cover page of this Prospectus;

“subsidiary” has the meaning ascribed thereto in Ontario Securities Commission Rule 45-501 — Ontario Prospectus and Registration Exemptions;

“Sunbelt region” has the meaning scribed thereto under “Summary Description of the Business of the REIT”;

“Trust Indenture” has the meaning ascribed thereto under “Description of Securities – Debt Securities”;

“Trustees” means the trustees of the REIT from time to time;

“TSX” has the meaning ascribed thereto on the cover page of this Prospectus;

“Unitholder” means a holder of Units;

“Units” means trust units of the REIT;

“Warrants” has the meaning ascribed thereto on the cover page of this Prospectus; and

“WKSI Regime” has the meaning ascribed thereto under “Exemptions for Well-Known Seasoned Issuers”.

Certificate of the REIT

Dated: March 11, 2026

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada.

BSR REAL ESTATE INVESTMENT TRUST

(Signed) Daniel M. Oberste	(Signed) Tom Cirbus
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Trustees

(Signed) S. Jane Marshall	(Signed) Teresa Neto
Trustee	Trustee

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Certificate of BSR Trust, LLC

Dated: March 11, 2026

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada.

BSR TRUST, LLC

(Signed) Daniel M. Oberste	(Signed) Tom Cirbus
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) Susan Rosenbaum	(Signed) John S. Bailey
Director	Director

1377-2503-0427

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